Exhibit 99.1

ASM International N.V. announces amendment of its existing credit facility

ALMERE, The Netherlands – July 11, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announced that it has increased and extended its existing standby revolving credit facility. The credit commitment was increased from € 90 million to € 150 million and the maturity date was extended from 1 November 2012 until July 31 2014. In the event all outstanding convertible bonds due 6 November 2014 are converted, repaid or replaced prior to 30 June 2014, the maturity date will be 31 July 2015.

Participating banks were Rabobank as co-ordinator, ABN AMRO, HSBC Bank, KBC Bank and Morgan Stanley.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Investor Relations	Media
Erik Kamerbeek	Ian Bickerton
+31 88100 8500	+31 625 018 512
Mary Jo Dieckhaus
+1 212 986 2900